Exhibit 99.1

PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2010 and 2009

Expressed in US Funds

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 16.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee reviews the financial statements and recommends their approval to the Board of Directors. The Company’s independent auditors have full access to the Audit Committee, with and without management being present. The Audit Committee meets periodically with management and the independent auditors to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at April 30, 2010. The Company has not changed its internal controls over financial reporting during the twelve months ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, its control over disclosures. Based on our assessment, management has concluded that, as at April 30, 2010, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of the Company/s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has not been audited by the independent auditors as it was not a legal requirement for the year ended April 30, 2010.

PricewaterhouseCoopers LLP, our independent auditors, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards their report follows.

“Steven Krause” Steven Krause Chief Financial Officer Vancouver, Canada July 23, 2010	“Thomas C. Shrake” Thomas C. Shrake Chief Executive Officer Vancouver, Canada July 23, 2010

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Independent Auditors’ Report

To the Shareholders of
Pacific Rim Mining Corp.

We have audited the consolidated balance sheets of Pacific Rim Mining Corp. (“the Company”) as at April 30, 2010 and 2009 and the related consolidated statements of loss, shareholders’ equity, cash flows and comprehensive loss for each of the years in the three year period ended April 30, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2010 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
July 23, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated July 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
July 23, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Pacific Rim Mining Corp.	Statement 1
(an exploration stage enterprise)
Consolidated Balance Sheets
As at April 30
In thousands of U.S. Dollars

ASSETS	2010	2009
Current Assets
Cash and cash equivalents	$1,333	$1,284
Bullion (Note 5)	-	1,225
Receivables, deposits and prepaids	81	106
	1,414	2,615

Property, Plant and Equipment (Note 6)	5,492	5,551
Restricted Cash (Note 7)	21	21
	$6,927	$8,187

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 10)	$1,580	$633
	1,580	633

Future Income Tax Liability (Note13)	1,046	1,046
	2,626	1,679
SHAREHOLDERS’ EQUITY
Share Capital (Statement 3) (Note 9)
Authorized:
unlimited common shares without par value
Issued and fully paid:
130,308,308 shares outstanding (2009 - 118,033,642)	84,133	82,914
Contributed Surplus (Statement 3)	6,266	4,725
Deficit (Statement 3)	(86,098)	(81,131)
	4,301	6,508
	$6,927	$8,187

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 6 (a))
Contingency (Note 8)
Commitments (Note 14)
Subsequent event (Note 17)

APPROVED BY THE BOARD OF DIRECTORS:

”David K. Fagin" ,Director
”Thomas C. Shrake” ,Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.	Statement 2
(an exploration stage enterprise)
Consolidated Statements of Loss
For the year ended April 30
In thousands of U.S. Dollars, except for per share amounts

	2010	2009	2008

Expenses (Income)
Exploration
- direct	$1,621	$5,234	$11,355
- stock-based compensation (Note 9)	120	240	372
- amortization	64	64	43
General and administrative
- direct	1,135	3,400	2,879
- stock-based compensation (Note 9)	238	315	622
- amortization	9	9	15
Gain on sale of bullion	(576)	-	-
Financing cost – warrants (Note 9)	213	-	-
CAFTA lawsuit (Note 6(a))	2,233	-	-
Foreign exchange loss (gain)	15	240	(438)
Other income	(71)	(59	(237)
Loss Before Taxes and Discontinued Operations	(5,001)	(9,443)	(14,611)

Income Taxes (Note13)	(4)	-	(1,046)

Loss From Continuing Operations	(5,005)	(9,443)	(15,657)

Discontinued Operation – Denton- Rawhide Joint Venture (Note 8)	38	3,167	1,523

Discontinued Operation – Recovery of investment in Andacolla Mine	-	-	1,400

Loss for the Year	$(4,967)	$(6,276)	$(12,734)

Loss Per Share From Continuing Operations - Basic and Diluted	$(0.04)	$(0.08)	$(0.13)

Loss Per Share After Discontinued Operations - Basic and Diluted	$(0.04)	$(0.05)	$(0.11)

Weighted average shares outstanding during the year	121,608,522	117,151,350	111,122,976

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.	Statement 3
(an exploration stage enterprise)
Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars

	Share Capital Common Shares		Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $

	Number	$
Balance – April 30, 2007	109,781,960	76,765	1,993	-	(62,121)	16,637
Adoption of new accounting standard	-	-	-	77	-	77
Stock-based compensation	-	-	994	-	-	994
Fair value of options exercised	-	139	(139)	-	-	-
Shares issued for cash
- Options exercised	282,500	216	-	-	-	216
Shares issued for cash, net of cost	6,711,000	5,496	1,204	-	-	6,700
Shares issued for property option payment	140,000	151	-	-	-	151
Warrants issue costs	-	(118)	118	-	-	-
Unrealized gain on financial assets classified as available for sale	-	-	-	120	-	120
Loss for the year	-	-	-	-	(12,734)	(12,734)
Balance – April 30, 2008	116,915,460	82,649	4,170	197	(74,855)	12,161
Stock-based compensation	-	-	555	-	-	555
Disposal of Denton-Rawhide Joint Venture (Note 8)	-	-	-	(197)	-	(197)
Shares issued for property option payment	1,118,182	265	-	-	-	265
Loss for the year	-	-	-	-	(6,276)	(6,276)
Balance – April 30, 2009	118,033,642	82,914	4,725	-	(81,131)	6,508
Private placement
- Units issued for cash	11,775,000	1,331	940	-	-	2,271
- Fair value finders’ units	483,000	54	39	-	-	93
- Fair value finders’ warrants	-	-	66	-	-	66
Share issuance costs
- Finders’ units	-	(54)	(39)	-	-	(93)
- Finders’ warrants	-	(66)	-	-	-	(66)
- Cash	-	(50)	(34)	-	-	(84)
Shares issued for cash	16,666	2	-	-	-	2
- Options exercised
Fair value of options exercised	-	2	(2)	-	-	-
Stock-based compensation	-	-	358	-	-	358
Financing cost - warrants	-	-	213	-	-	213
Loss for the year	-	-	-	-	(4,967)	(4,967)
Balance – April 30, 2010	130,308,308	84,133	6,266	-	(86,098)	4,301

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.	Statement 4
(an exploration stage enterprise)
Consolidated Statements of Cash Flows
In thousands of U.S. Dollars

	2010	2009	2008
Operating Activities
Loss for the period from continuing operations	$(5,005)	$(9,443)	$(15,657)
Items not affecting cash:
Depletion, depreciation and amortization	73	73	58
Stock-based compensation	358	555	994
Loss on disposal of capital assets	-	2	-
Shares issued for property option payment	-	265	151
Future income tax	-	-	1,046
Non-cash financing costs – warrants	213	-	-
	(4,361)	(8,548)	(13,408)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	949	(736	429
Receivables, deposits and prepaids	25	116	43
Bullion	1,225	-	-
Cash Flow Used for Operating Activities	(2,162)	(9,168)	(12,936)
Investing Activities
Net proceeds from short term investments redemption	-	4,232	3,779
Purchase of property, plant and equipment	(14)	(7)	(1,180)
Increase in restricted cash	-	3	-
Proceeds from sale of discontinued operation (Note 8)	-	1,818	1,400
Cash Flow Provided By Investing Activities	(14)	6,046	3,999
Financing Activities
Shares issued for cash, net of issuance cost	2,187	-	6,916
Cash Flow Provided By Financing Activities	2,187	-	6,916

Cash flows from continuing operations	11	(3,122)	(2,021)

Discontinued Operations (Note 8)
Cash flow provided by operating activities	38	2,721	1,662
Cash flow used in investing activities	-	(237)	(203)
Cash flows from discontinued operations	38	2,484	1,459

Change in Cash and cash equivalents	49	(638)	(562)

Cash - Beginning of year	1,284	1,922	2,484

Cash - End of Year	$1,333	$1,284	$1,922

Supplemental Schedule of Non-Cash Financing Transactions

Fair value of Finders’ units	$93	$-	$-
Fair value of Finders’ warrants	$66	$-	$-

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.	Statement 5
(an exploration stage enterprise)
Consolidated Statements of Comprehensive Loss
For the Year Ended April 30
In thousands of U.S. Dollars

	2010	2009	2008

Net Loss for the Year	$(4,967)	$(6,276)	$(12,734)
Other comprehensive income
Unrealized loss on investments available for sale	-	-	120
Disposal of Denton-Rawhide Joint Venture	-	(197)	-

Comprehensive Loss for the Year	$(4,967)	$(6,473)	$(12,614)

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

1.	Nature of Operations and Going Concern

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and carries out exploration activities in Costa Rica and Guatemala. During the prior year, the Company sold its 49% interest in the Denton-Rawhide mine, located near Fallon, Nevada, U.S.A. (Note 8).

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. During the year ended April 30, 2010, the Company incurred a loss of $5,005 (2009 - $9,443) before discontinued operations and as at April 30, 2010 has an accumulated deficit of $86,098 (April 30, 2009 - $81,131). The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation (Note 6(a)). These legal costs for CAFTA are significant.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. However, there can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

2.	Significant Accounting Policies

a) Consolidation

These consolidated financial statements are presented in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 16.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of three months or less at the purchase date. Cash and cash equivalents are designated as held for trading and are recorded at fair value with unrealized gains and losses recorded in the statement of loss.

c) Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months and less than one year. These investments are designated as held for trading and are recorded at fair value with unrealized gains and losses recorded in the statement of loss.

d) Bullion

Holdings of gold and silver bullion are valued the lesser of cost when received or net realizable value.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost as at the date of acquisition less accumulated depreciation and accumulated write-downs. The Company provides for amortization on equipment using the straight-line method over their useful lives as follows:

Office furniture and equipment	1-5 years
Computer equipment	2-5 years
Computer software	2-5 years

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

f) Mineral Properties

The Company is in the process of exploring various mineral properties. All exploration expenditures are expensed as incurred. Property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned, sold or determined to be impaired.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

g) Asset Impairment

Reviews are undertaken to evaluate the carrying values of property, plant and equipment and mineral properties when events or changes in circumstances indicate that carrying values may not be recoverable. When information is available and conditions suggest a potential impairment, estimated future net cash flows for the mine or property are calculated using estimated future prices, mineral resources and operating, capital and reclamation costs on an undiscounted basis. When estimated future cash flows are less than the carrying value, the project is considered impaired. Reductions in the carrying value of the mine or property are recorded to the extent the net book value exceeds fair value, estimated using the discounted future cash flows, through a charge to earnings.

h) Asset Retirement Obligations

The Company recognizes asset retirement obligations at fair value in the period in which the liability is incurred. Fair value is determined based on the estimated future cash flows required to settle the liability discounted at the Company’s credit adjusted risk free interest rate. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted over time to its full value. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the expected useful life of the asset.

i) Income Taxes

Current income taxes are recorded based on estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases for assets and liabilities using substantively enacted tax rates for the periods in which the differences are expected to reverse. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

j) Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

k) Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes fair value based method. For employees, the Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. Upon exercise these amounts are transferred to share capital.

l) Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when delivery has occurred, title to the bullion has passed to the buyer, evidence of an arrangement exists, the selling price is fixed or determinable, and collection is reasonably assured.

m) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. In periods where a loss is incurred, the conversion, exercise or contingent issuance of securities has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

n) Derivative Transactions

Derivative financial instruments, including embedded derivatives, are designated as held-for-trading and recorded on the balance sheet at fair value with realized and unrealized gains and losses recorded in net earnings. Fair values for derivative instruments held-for-trading are determined using valuation techniques. Valuations use assumptions based on market conditions existing at the balance sheet date. Realized gains and losses are recorded as a component of operating cash flow.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

o) Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Transactions denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

Integrated foreign operations are translated into the functional currency using the temporal method as follows:

i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date,
ii)	Non-monetary assets, liabilities and equity at historical rates , and
iii)	Revenue and expense items at the average rate of exchange prevailing during the period, except depreciation which is recorded at historical rates.

p) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts in these financial statements and accompanying notes. Significant areas of estimation relate to the assessment of impairment of mineral claim interests, stock-based compensation, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from these estimates. By their nature, these estimates are subject to a degree of uncertainty, and the impact on the financial statements of future changes in such estimates could be material.

q) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

r) Financial Instruments

The Canadian Institute of Chartered Accountants Handbook (“CICA HB”) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial assets and financial liabilities are designated as held-for-trading are measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”) upon adoption.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in the Company’s loss for the period, except for derivatives that are designated as a cash flow hedge, the fair value change for which is recognized in OCI. The Company has elected to recognize all transaction costs to the carrying amount (for non-trading instruments) that are directly attributable to the acquisition or issue of a financial asset or financial liability to the financial instrument on initial recognition.

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted cash, and accounts payable and accrued liabilities.

The Company has classified each of its significant categories of financial instruments as follows:

Cash and cash equivalents	Held-for-trading
Short term investments	Held-for-trading
Receivables and deposits	Loans and receivables
Restricted cash	Held-for-trading
Accounts payable and accrued liabilities	Other financial liabilities

Amendment to Financial Instruments – Disclosures

In June 2009, Handbook Section 3862 was further amended to include disclosures about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices such as quoted interest or currency exchange rates; and Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

These amendments are required to be adopted for the fiscal years ending after September 20, 2009. The Company has adopted these amendments for the fiscal year ended April 30, 2010 and the additional required disclosures are included in Note 11.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

3.	Changes in Accounting Policies

a) Credit risk and fair value of financial assets and financial liabilities

Effective May 1, 2009 the Company adopted EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

b) Goodwill and intangible assets

Effective May 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces CICA HB Section 3062, “Goodwill and Intangible Assets,” and CICA HB Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” EIC-27, “Revenues and Expenditures during the Pre-operating Period” and CICA HB Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP. The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that the adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

c) Mining exploration costs

On March 27, 2009, the CICA approved EIC-174 “Mining Exploration Costs.” This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has evaluated the new section and determined that adoption of these new requirements did not have a significant impact on the Company’s consolidated financial statements.

4.	Recent Accounting Pronouncements Not Yet Adopted

a) Business combinations

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on May 1, 2011. The Company is considering early adoption of this standard effective May 1, 2010.

b) Non-controlling interest

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on May 1, 2011.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

5.	Bullion

	2010	2009
Bullion	$-	$1,225

Following the sale of the Denton-Rawhide mine on October 28, 2008, (Note 8), the Company received 49% of all dore produced and shipped from the mine prior to December 31, 2008. This dore has been treated as part of proceeds of disposition recorded at fair value at the date of receipt.

As at April 30, 2010, the Company had Nil ounces of gold and Nil ounces of silver on hand. Bullion had a fair market value of $Nil as at April 30, 2010 ($1,528 as at April 30, 2009).

6.	Property, Plant and Equipment

	2010	2009
Office Equipment and Vehicles	$376	$362
Accumulated depreciation	(338)	(265)
	38	97
Mining Property Acquisition Costs – El Salvador	5,454	5,454
	$5,492	$5,551

El Salvador Properties

a) El Dorado

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a royalty of 3% of net smelter returns in favour of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable.

The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.
Measurement uncertainty:

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. If the Company is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment would be material.

b) b) Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company

Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015

300,000 shares or $300 in shares of the Company
Anniversary of prior payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

7.	Restricted Cash

The Company has $21 (April 30, 2009 - $21) in environmental bonds relating to exploration properties in El Salvador.

8.	Discontinued Operations

Sale of Denton-Rawhide Joint-Venture

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company for cash proceeds of $3.1 million.

In addition, the Company had the right to a 49% interest in all dore produced and shipped from the Rawhide Mine on or before December 31, 2008 and was responsible to fund its proportionate 49% share of all cash calls for normal operating costs up to and including December 31, 2008. This contingent consideration was received and recorded in the year ended April 30, 2009.

Pursuant to the terms of the sale agreement, and subsequent to December 31, 2008, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2010. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely and cannot be estimated. Therefore no amount has been recorded as a liability for these costs.

In the prior year, the Company realized a gain on sale of net assets and the results of operations for the year ended April 30, 2009 of $1,239, net of tax as follows:

For the Year Ended April 30, 2009

Cash proceeds from sale of 49% interest in Denton-Rawhide joint venture	$3,100
Fair value of bullion received in November and December 2008	1,686
Cash operating payments made in November and December 2008	(754)
Less net assets disposed	(2,753)
1,279
Income taxes net of tax losses carried forward	(40)
Realized gain, net of tax, on sale of joint venture interest	$1,239

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

In addition to the net gain on disposal of $1,239, the Company recorded operating results for discontinued operations as follows:

For the Year Ended April 30,	2010	2009	2008

Results of operations from Discontinued Operations
Revenue	-	6,090	7,680
Cost of sales	-	(4,229)	(6,084)
General	-	67	(27)
Income before taxes	-	1,928	1,623
Income taxes	38	(-)	(100)
	38	1,928	1,523

Cash Flows From (Used In) Discontinued Operations
Cash flow provided by operating activities	38	2,721	1,662
Cash flow used in investing activities	-	(237)	(203)
	38	2,484	1,459

9.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

During the year ended April 30, 2010, the Company closed a private placement with the issuance of 11,775,000 Units at a price of Cdn$0.20 per Unit for gross proceeds of $2,271 (Cdn $2,355). The Company allocated $1,331 to the common shares and $940 to the share purchase warrants based upon the relative fair values. Each Unit is comprised of one common share and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company for a period of three years from the closing date at a price of Cdn $0.30

The finders were issued a total of 483,000 Units with these Units having the same terms as the Units issued to the placees. The Company allocate $54 to the common shares and $39 to the share purchase warrants based upon the relative fair values. The finders were also issued 483,000 warrants, the warrants having the same terms as the warrants issued under the Units and having a fair value of $66.

Warrants

At April 30, 2010, there were 19,802,350 (April 30, 2009 – 7,161,350) warrants outstanding with a weighted average exercise price of Cdn$0.61.

Number of warrants	Exercise price ($Cdn)	Expiry
6,711,000	1.35	August 29, 2010
350,350	1.11	August 29, 2010
12,741,000*	0.30	January 14,2013
19,802,350

* -Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn.$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

The 6,711,000 warrants and the 350,350 warrants have been modified to have an expiry date of August 29, 2010 instead of August 29, 2009. These extended warrants have been allocated an incremental fair value of $213 with a weighted-average fair value of $0.03 and the cost has been recorded as financing cost.

The allocation of fair value of the warrant extension and the fair value of units and warrants issued during the period was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	1.19%-1.27%
Expected dividend yield	NIL
Expected stock price volatility	109%-147%
Expected life in years	1-3 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

Stock Options

In April 2002 Dayton Mining Corporation and Pacific Rim Mining Corporation were amalgamated. The stock option plans existing at that date were combined.

In October 2002 shareholders approved a stock option and bonus plan (“2002 Plan”) under which, up to 6,000,000 common shares were reserved for the grant of stock options and up to 367,000 common shares were reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant, including all outstanding options granted under the 2002 Plan.

Current option details are as follows:

	Number of Options			Weighted Average Exercise Price (in Cdn $)

	2002 Plan	2006 Plan	Total
Options outstanding at April 30, 2007	3,582,500	1,795,000	5,377,500	$0.86
Granted	-	2,400,000	2,400,000	$1.12
Expired/cancelled	(60,000)	(30,000)	(90,000)	$0.84
Exercised	(282,500)	-	(282,500)	$0.79
Options outstanding at April 30, 2008	3,240,000	4,165,000	7,405,000	$1.01
Granted	-	2,855,000	2,855,000	$0.17
Expired	(1,195,000)	-	(1,195,000)	$0.80
Forfeited	-	(335,001)	(335,001)	$1.17
Options outstanding at April 30, 2009	2,045,000	6,684,999	8,729,999	$0.70
Granted	-	2,535,000	2,535,000	$0.22
Exercised	-	(16,666)	(16,666)	$0.17
Expired	(920,000)	-	(920,000)	$0.75
Forfeited	(1,125,000)	(1,069,999)	(2,094,999)	$0.88
Options outstanding at April 30, 2010	-	8,133,334	8,133,134	$0.58

Options vested as at April 30, 2010	-	5,966,666	5,966,666	$0.61

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

The total stock-based compensation recognized during the year ended April 30, 2010 was $358 (2009 - $555; 2008 - $994) with the offsetting entry to contributed surplus.

The 2,535,000 options granted during the year ended April 30, 2010 have been allocated a total fair value of $354 with a weighted-average fair value of $0.15. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

Risk-free interest rate	1.26% - 2.71%
Expected dividend yield	NIL
Expected stock price volatility	90% - 112%
Expected life in years	3 - 5 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value.

10.	Related Party Transactions

The following represents the details of related party transactions paid or accrued during the year ended April 30, 2010:

	2010	2009
Accounting fees and tax consulting paid to a firm in which an officer of the Company is a partner	$145	$52

Included in accounts payable is $7 (2009 - $8) of amounts due to related parties, which are unsecured, non-interest bearing and payable on demand.

Related party transactions are in the normal course of business and occur on terms similar to transactions with non-related parties, and therefore are measured at the exchange amount.

11.	Financial Risk Management

(a) Market Risks

(i) Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold, and silver which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. The carrying value of the Company’s mineral property costs could be adversely affected by any reductions in the long term prices of gold and silver.

(ii) Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At April 30, 2010 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $76 in the Company’s net earnings.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at April 30, 2010:

	2011 $	2012 $	2013 $	2014 and later $	Total $

Accounts payable	1,580	-	-	-	1,580
Operating leases	40	40	30	-	110
Totals	1,620	40	30	-	1,690

(c) Interest Rate Risk

The Company does not have significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

(d) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and receivables.

(e) Fair Values

Cash and cash equivalents and restricted cash are carried at fair value using a level 2 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

12.	Capital Risk Management

The Company defines its capital as shareholders’ equity as the Company has no debt.

The Company’s objectives when managing capital are:

  To maintain adequate capital to operate its business and safeguard its ability to continue as a going concern (see note 1); and
  To minimize the use of debt prior to the commencement of development activities

The Company continuously assesses its capital structure in light of economic conditions, debt and equity markets and changes in the Company’s short-term and long-term plans. The Company is not subject to externally imposed capital requirements.

13.	Income Taxes

a)	Income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to loss before income taxes. These differences result from the following items:

	Year ended April 30, 2010	Year ended April 30, 2009	Year ended April 30, 2008
Loss before income taxes and discontinued operations	$(5,001)	$(9,443)	$(14,611)
Federal and provincial income tax rates	29.5%	30.50%	33.10%

Income tax recovery based on the above rates	$(1,475)	$(2,880)	$(4,836)
Non-deductible expenses for income tax purposes	91	189	206
Difference between Canadian and foreign tax rates	77	285	977
Change in future tax rates	-	-	3,482
Foreign exchange losses in local currencies	(5)	-	-
Losses and other temporary differences for which no tax benefit has been recorded	1,316	2,406	662
Income tax expense	$4	$-	$1,046

Represented by:
Current income tax	$4	$-	$-
Future income tax	-	-	1,046
	$4	$-	$1,046

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at April 30, 2010 and April 30, 2009 are presented below:

	April 30, 2010	April 30, 2009
Future income tax assets:
Non-capital losses	$7,376	$6,024
Net capital losses	14,571	12,110
Mineral properties and property, plant and equipment	705	565
Share issue costs and other	207	205
Total future income tax assets	22,859	18,903
Valuation allowance	(22,859)	(18,903)
Net future income tax assets	-	-

Future income tax liabilities:
Property, plant and equipment	1,046	1,046
	1,046	1,046

Net future income tax liabilities	$1,046	$1,046

b)	The Company has various losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. As at April 30, 2010 the Company has the following tax loss carry forwards and deductions:

Non-capital losses, expiring as follows:	Canada	United States	Argentina
2009-2013	$-	$-	$2,633
2014	1,501	-	-
2015	1,377	-	-
2017	-	664	-
2019	-	24	-
2020	-	269	-
2021	-	612	-
2022	-	719	-
2023	-	684	-
2024	-	808	-
2025	-	970	-
2026	1,586	313	-
2027	1,941	271	-
2028	3,136	536	-
2029	3,820	549	-
2030	-	226
	13,361	6,645	2,633

In addition, the Company has incurred over $41 million in exploration expenditures in El Salvador that are not recognized because there is uncertainty surrounding mining tax legislation in El Salvador.

A full valuation allowance has been recorded against the majority of the potential future income tax assets associated with the Canadian loss carry-forwards and the exploration expenditures in El Salvador as their utilization is not considered more likely than not at this time.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

14.	Commitments

The Company has entered into an operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are Cdn$3.

15.	Segmented Information

Total Assets	April 30, 2010	April 30, 2009
Canada	$1,186	$403
USA	98	2,013
El Salvador	5,643	5,770
Argentina	-	1
Discontinued operations – USA	-	-
Total	$6,927	$8,187

Property, Plant and Equipment	April 30, 2010	April 30, 2009
Canada	$16	$12
USA	1	-
El Salvador	5,475	5,539
Total	$5,492	$5,551

	Year Ended April 30
Net Income (Loss)	2010	2009	2008
Canada	$(1,193)	$(3,847)	$(2,571)
USA	(2,013)	(673)	(281)
El Salvador	(1,750)	(4,824)	(12,573)
Argentina	-	(99)	(229)
Discontinued operations – USA	38	3,167	1,523
Chile	(49)	-	1,397
Total	$(4,967)	$(6,276)	$(12,734)

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

16.	United States Generally Accepted Accounting Principles (“US GAAP”)

The Company’s consolidated financial statements have been prepared according to Canadian GAAP which differs in certain respects from those principles that the Company would have followed had the consolidated financial statements been prepared in accordance with US GAAP. The significant differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements are detailed below.

Consolidated Balance Sheets

				April 30, 2010		April 30, 2009
		Canadian GAAP		Adjustments	US GAAP	Canadian GAAP	US GAAP
ASSETS
Current Assets

Cash and cash equivalents		$1,333	$		1,333	$1,284	$1,284
Bullion		-			-	1,225	1,225
Receivables, deposits and prepaids		81			81	106	106
		1,414			1,414	2,615	2,615

Property, Plant and Equipment		5,492			5,492	5,551	5,551
Restricted Cash		21			21	21	21
		$6,927	$		6,927	$8,187	$8,187

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$1,580	$		1,580	$633	$633
		1,580			1,580	633	633

Common stock warrant derivatives	a)	-		1,604	1,604	-	-
Future Income Tax Liability		1,046			1,046	1,046	1,046
		2,626			4,230	1,679	1,679
SHAREHOLDERS’ EQUITY
Share Capital		84,133			84,133	82,914	82,914
Contributed Surplus	a)	6,266		(2,631)	3,635	4,725	4,725
Deficit	a)	(86,098)		1,027	(85,071)	(81,131)	(81,131)
		4,301			2,697	6,508	6,508
		$6,927	$		6,927	$8,187	$8,187

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

The following table reconciles the consolidated net loss and consolidated comprehensive loss as reported under Canadian GAAP with that which would have been reported under US GAAP.

		For the years ended April 30,
		2010	2009	2008

Net loss – Canadian GAAP		(4,967)	(6,276)	(12,734)
Reconciling items:
Change in fair value of common stock warrants	a)	1,131	-	-

Net loss– US GAAP		$(3,836)	$(6,276)	$(12,734)

Canadian GAAP
Loss Per Share From Continuing
Operations - Basic and Diluted		$(0.04)	$(0.08)	$(0.13)
Loss Per Share After Discontinued
Operations - Basic and Diluted		$(0.04)	$(0.05)	$(0.11)

US GAAP
Loss Per Share From Continuing
Operations - Basic and Diluted		$(0.03)	$(0.08)	$(0.13)
Loss Per Share After Discontinued
Operations - Basic and Diluted		$(0.03)	$(0.05)	$(0.11)

In 2010, 2009 and 2008, under US GAAP, there would be no changes to cash flows for operating activities, investing activities or financing activities.

a)	Differences in generally accepted accounting principles between Canada and the United States

Equity Instruments

In June 2008, EITF07-5 confirmed a consensus that all equity instruments with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the Statement of Income/(Loss). The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants and options that have an exercise price that is denominated in Canadian dollars. This guidance was adopted by the Company under US GAAP on May 1, 2009.

Under US GAAP, for the year ended April 30, 2010, there would be an increase in the fair value of common stock warrants of $1,131, the deficit would decrease by $1,027 including an opening deficit adjustment of $104, the contributed surplus warrants would decrease by $2,631 and the common stock warrant derivatives would have a value of $1,604.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

b)	Impact of recent applicable United States accounting pronouncements

i.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles (“ASC Topic 105”). ASC Topic 105 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with U.S. GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance continued in the ASC carries an equal level of authority. The ASC supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in ASC. These changes and the ASC itself do not change U.S. GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under U.S. GAAP is referenced. It did not impact the Company’s consolidated financial statements.

ii.

In September 2006, FASB issued an amendment included in ASC 820 “Fair Value Measurements and Disclosures” (formerly SFAS No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures. The standard does not require any new fair value measurements. The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. The Company adopted the standard on May 1, 2009, without significant effect on the Company’s consolidated financial statements.

iii.

In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ending April 30, 2009, without significant effect.

iv.

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, “Amendments to FASB Interpretation No 46 (R),” which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46 (R), “Consolidation of Variable Interest Entities”. The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether it’s variable interest or interest in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity’s involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

Pacific Rim Mining Corp.
Notes to Consolidated Financial Statements
April 30, 2010, 2009, and 2008
In thousands of U.S. Dollars, except per share amounts

v.	In January 2010, FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales and issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company is evaluating the impact that the adoption of this statement would have on its consolidated financial statements.

17.	Subsequent event

Subsequent to April 30, 2010, the Company issued 250,000 options to an officer of the Company having an exercise price of $0.20 per share.